UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

UNDERWRITING AGREEMENT

On June 22, 2018, ObsEva SA (the “Company”) consummated the sale of 4,750,000 common shares at a public offering price of $15.39 per common share in an underwritten public offering (the “Offering”), pursuant to an Underwriting Agreement (the “Underwriting Agreement”) dated June 19, 2018 with J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, as representatives of the several underwriters named therein (the “Underwriters”).

The net proceeds to the Company from the Offering were approximately $67.7 million, after deducting underwriting commissions and estimated offering expenses. The Company has also granted the underwriters a 30-day option to purchase up to 712,500 additional common shares, on the same terms and conditions.

The Offering was made pursuant to the Company’s shelf registration statement on Form F-3, as amended (File No. 333-222820) declared effective on March 2, 2018, as supplemented by a prospectus supplement dated June 19, 2018, filed with the U.S. Securities and Exchange Commission on June 20, 2018.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Lenz & Staehelin relating to the common shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On June 18, 2018, the Company issued a press release announcing the Offering, and, on June 20, 2018, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and Exhibit 99.2, to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3, as amended (File No. 333-222820).

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F, under the caption “Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of June 19, 2018, among the Company, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC, as managers for the several underwriters named therein.

5.1	Opinion of Lenz & Staehelin, Swiss counsel to registrant.

23.1	Consent of Lenz & Staehelin (included in Exhibit 5.1).

99.1	Press Release dated June 18, 2018.

99.2	Press Release dated June 20, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: June 22, 2018	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer